DCP MIDSTREAM PARTNERS, LP
370 17th Street, Suite 2775
Denver, Colorado 80202
January 16, 2008
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: James Lopez

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-146832) of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-146832) be accelerated so that the Registration Statement will become effective on Friday, January 18, 2008 at 11:00 a.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DCP MIDSTREAM PARTNERS, LP
By:	DCP Midstream GP, LP, its general partner

By:	DCP Midstream GP, LLC, its general partner

By:	/s/ Mark A. Borer
Mark A. Borer
Chief Executive Officer, President and Director